[redacted]

09042882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 3 0 2009
Washington, DC
110

SEC FILE NUMBER
8- 15644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEDERATED SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 PARK AVENUE
(No. and Street)

HUNTINGTON, (City) NY (State) 11743 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAMAS B. REVAI, C P A
(Name – *if individual, state last, first, middle name*)

48 WEST 48th STREET, (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 12/3

AB 12/16

OATH OR AFFIRMATION

I, JUDITH C. KING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEDERATED SECURITIES, INC, as of SEPTEMBER 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARL LANZISERA
Notary Public, State of New York
No. 4999241
Qualified in Suffolk County
Commission Expires July 20, 2010

Notary Public

Signature

CHAIR PERSON
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

48 WEST 48th STREET,
NEW YORK, NY 10036
Tel.: (212) 391-2761 Fax: (212) 391-2762
e-mail: revai @ usa.net

INDEPENDENT AUDITOR'S REPORT

Federated Securities, Inc.
680 Park Avenue
Huntington, N.Y. 11746

We have audited the accompanying statement of financial condition of Federated Securities, Inc. as of September 30, 2009 and 2008, and the related statements of income and accumulated deficit, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities, Inc. as of September 30, 2009 and 2008, and the result of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

Tamas B. Revai, C.P.A.

November 24, 2009

FEDERATED SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITIONS
as of
September 30,

ASSETS

	2009	2008
Current Assets		
Cash and Cash Equivalents	$ 38,394	$ 24,356
Clearing Deposit	35,000	35,000
Commissions Receivable	15,975	6,809
Total Current Assets	**$ 89,369**	**$ 66,165**
Total Assets	**$ 89,369**	**$ 66,165**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 32,304	$ 13,002
Total Current Liabilities	**$ 32,304**	**$ 13,002**
Subordinated Loan from Stockholder	$ 50,000	$ 50,000
Total Liabilities	**$ 82,304**	**$ 63,002**
Stockholder's Equity		
Capital Stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	$ 12,000	$ 12,000
Paid in Capital	5,000	5,000
Accumulated Deficit	(9,935)	(13,837)
Total Stockholder's Equity	**$ 7,065**	**$ 3,163**
Total Liabilities and Stockholder's Equity	**$ 89,369**	**$ 66,165**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF INCOME and ACCUMULATED DEFICIT
For the Years Ended
September 30,

	2009	AS RECLASSIFIED 2008
Revenues:		
Commissions – Net	$ 215,888	$ 183,011
Interest and Dividends	421	440
Total Revenues	**$ 216,309**	**$ 183,451**
Expenses:		
Salaries	$ 49,060	$ 35,386
Commissions	81,435	78,437
Rent and Utilities	17,747	4,502
Insurance	2,791	6,745
Professional Fees	9,175	5,564
Communications	5,402	9,934
Payroll and State Taxes	4,936	4,025
Office Expenses	26,261	23,870
Regulatory Fees	3,835	4,229
Dues and Publications	1,345	4,805
Interest	3,000	3,000
Equipment Rental	3,179	4,753
Employee Benefits	4,241	745
Total Expenses	**$ 212,407**	**$ 185,995**
Net Income / (Loss)	**$ 3,902**	**$ (2,544)**
Accumulated Deficit at Beginning of Year	$ (13,837)	$ (11,293)
Accumulated Deficit at End of Year	**$ (9,935)**	**$(13,837)**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
For the Year Ended
September 30,

	2009	2008
Cash flows from operating activities:		
Net Income/(Loss)	$ 3,902	$ (2,544)
Adjustments needed to reconcile net income (loss) to net cash Provided by (used in) operating activities		
Changes in Current Assets and Current Liabilities:		
(Increase) Decrease in Commissions Receivable	(9,166)	12,973
Increase (Decrease) in Accounts Payable and Accrued Expenses	19,302	(32,990)
Net cash provided by (used in) operating activities	**$ 14,038**	**$ (22,334)**
Increase / (Decrease) in Cash	**$ 14,308**	**$ (22,334)**
Cash - Beginning of year	24,356	46,690
Cash - End of Year	**$ 38,394**	**$ 24,356**
Supplemental cash flow disclosures:		
Cash paid during the year for:		
Interest	$ 3,000	$ 3,000
Income Taxes	$ -0-	$ 978

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
CHANGES IN STOCKHOLDER'S EQUITY
as of
September 30,

	2009	2008
Capital Stock	$ 12,000	$ 12,000
Paid in Capital	$ 5,000	$ 5,000
Accumulated Deficit at Beginning of Year	$ (13,837)	$ (11,293)
Net Income / (Loss)	3,902	(2,544)
Accumulated Deficit at End of the Year	$ (9,935)	$ (13,837)
Total Stockholder's Equity	$ 7,065	$ 3,163

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
For the Year Ended September 30,

	2009	2008
Subordinated Loan – October 1,	**$ 50,000**	**$ 50,000**
Additional Loans	-0-	-0-
Deduct Expired Subordination	-0-	-0-
Subordinated Loans – September 30,	**$ 50,000**	**$ 50,000**

The accompanying notes are an integral part of the financial statements.

Tamas B Revai, C.P.A.

FEDERATED SECURITIES, INC.

Schedule of Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15C-1

As of September 30, 2009

Assets	$ 89.369
Less Liabilities	82,304
Total Ownership Equity	$ 7,065
Plus Subordinated Liabilities	50,000
Total Capital and Allowable Subordinated Liabilities	**$ 57,065**
Less Non-allowables	-0-
Net Capital Before Haircuts and Undue Concentration	**$ 57,065**
Less Haircuts and Undue Concentration	-0-
Net Capital	**$ 57,065**
Minimum Capital Requirement – Calculated as the higher of Aggregated indebtedness of $32,304x 6.6667%=$2,154 or $5,000	5,000
Excess Net Capital	$ 52,065
Total Aggregated Indebtedness	$ 32,304
Percentage of Aggregated Indebtedness to Net Capital	56.61%

Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17a-5 as of September 30, 2009

Net Capital per above	$ 57,065
Adjustments – See below*	2,904
Net Capital included in Part IIA of Form X-17a-5 as of September 30, 2009	$ 54,161

*Adjustments

Recording of additional Commissions Receivable	$ 3,829
Accruals of additional Accounts Payable and other Accrued Expenses,	(925)
Increase in Net Income	$ 2,904

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2009 and 2008

Organization and Operations:

Federated Securities, Inc. (Company) is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NYSE. The Company is a member of the National Association of Securities Dealers (NASD). The Company was formed in New Jersey on February 9, 1970. The Company engages in selling stocks, mutual funds, annuities and tax shelters. Most of its income is derived from commissions. The Company has few fulltime and several part time brokers.

The Company clears and maintains its customer's accounts through RBC Dain. There are no concentrations of sale on behalf of any, of the mutual funds it places customers in.

The company is exempt from the provision of rule 15C3-3

Summary of Significant Accounting Policies:

Basis of Accounting

The Accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of American.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, 'Disclosures about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, other current assets, accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments. The carrying amount of the subordinated loan payable to stockholder approximates fair value because it is due and payable at it face amount plus accrued interest at maturity.

Cash Equivalents

The Company considers securities with maturity of three months or less, when purchased to be cash equivalents.

Tamas B. Revai C.P.A.

Fixed Assets

Fixed Assets are carried at cost and are depreciated over their estimated useful lives of 3 to 5 years, using accelerated methods. Maintenance and repairs are charged against results of operations as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from accounts, any resulting gain or loss is reflected in income.

Income Taxes

Temporary differences and carryovers give rise to deferred tax assets and liabilities. The principal components of the deferred tax assets related to net operating loss carryovers. As of September 30, 2009, the Company had net operating loss carryovers approximating $ 3,000 for Federal and state purposes. The net operating loss carryovers expire at various dates through 2025, and because of the uncertainty in the Company's ability to utilize the net operating loss carryovers, a full valuation allowance of approximately $1,000 has been provided on the deferred tax asset at September 30, 2009.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty IN Income Taxes, an Interpretation of FASB Statement NO. 109, Accounting for Income Taxes (FIN48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest, and penalties, accounting in interim periods, disclosure and transition.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended September 30, 2009 and 2008, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statute of limitations by major tax jurisdictions. The Company files income tax returns in the U. S federal jurisdiction and New York State.

Reclassifications

Certain reclassifications have been made to the 2008 financial statements included herein to conform to the 2009 presentation. These reclassifications had no material effect on the financial position, results of operations, or cash flows of the Company.

Subordinated Loan:

At September 30. 2009 and 2008, Judith C. King, the Chairwoman and sole shareholder of the Company, is owed $50,000 of subordinated loans from the Company, due in December 2010 at 6% interest. Interest of $3,000.00 was paid during both fiscal years

EFFECTIVE DATE	MATURITY DATE	AMOUNT
December 1, 1998	December 1, 2010	$ 35,000
December 30, 1998	December 30, 2010	15,000
Total		**$ 50,000**

Tamas B. Revai, C.P.A.

Net Capital Requirement:
The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital as defined, to not exceed 15 to1. At September 30, 2009, the Company's minimum capital requirement was $2,154. The Company is required at all times to maintain minimum capital of no less than $5,000. At September 30, 2009, the Company had net capital of $57,065. The Company had an aggregate indebtedness to net capital ratio of 0.57 to 1.

Related Party Transactions

Variable Rent:

The offices of the Company are located in the building owned by the Chairperson and sole stockholder of the Company. There are separate electric meters for the offices. The other related expenses are charged and paid by alternate months from the Company's funds. Rents are charged and paid if the Company has available funds.

During the years end September 30, 2009 and 2008, rent expense incurred by the Company to the Chairperson and sole stockholder of Company totaled $17,747 and $4,582, respectively, and included $2,747 and $3,581, respectively, for utilities.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.

Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3
September 320, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

The accompanying notes are an integral part of the financial statements

Tamas B. Revai, C.P.A.

TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

48 WEST 48th STREET,
NEW YORK, NY 10036
Tel.: (212) 391-2761 Fax: (212) 391-2762
e-mail: revai @ usa.net

INDEPENDENT AUDITOR'S REPORT

Federated Securities, Inc.
680 Park Avenue
Huntington, N.Y. 11746

In planning and performing our audit of the financial statements and supplemental schedules of Federated Securities, Inc., for the year ended September 30th, 2009, we considered its internal control, including, control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control .

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures by Federated Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

48 WEST 48th STREET,
NEW YORK, NY 10036
Tel.: (212) 391-2761 Fax: (212) 391-2762
e-mail: revai @ usa.net

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

We did not find material inadequacies in the operation of Federated Securities, Inc. during the examination of the Company's financial statements as of September 30, 2009 and 2008 and for the years then ended.

This report is intended solely for the information and use of the Board of Directors. Management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tamas B. Revai, C.P.A.
November 24, 2009

Form SIPC-4 FY 2008

8-015644 FINRA SEP FEDERATED SECURITIES INC 1395 NEW YORK AVE HUNTINGTON STATION, NY 11746	ASSESSMENT - FY 2008 $150.00 INTEREST DUE (Instructions Below) —— BALANCE DUE (Check Enclosed) 150 # 5506 PAID 1/5/09

Instructions to Broker Dealer.

This form is to be filed by all those who were members of the Securities Investor Protection Corporation as of January 1, 2008, no later than January 30, 2008. Persons who become SIPC members after January 1, 2008 shall file this form no later than 30 days after the effective date of their membership in a self regulatory organization. Questions pertaining to this form should be directed to the SIPC Coodinator at your SIPC Collection Agent.

A. Assessment. Each SIPC member's assessment for the calendar year 2008 or any portion thereof is $150.00.

B. Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

C. Payments. Tear off and mail the top portion of this form using the enclosed return envelope. Be sure to include a check for the amount indicated in the payment coupon plus any interest that may be due. Be sure the SIPC Collection Agent's address clearly shows in the return envelope's window. Make your check payable to Securities Investor Protection Corporation. Retain the bottom part of this form for your records.

(17-REV. 12/04)